SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

----------------

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __________ )*

WAVE URANIUM HOLDING

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

94353A 10 3

(CUSIP Number)

Timothy S. Downer

Chief Financial Officer

JK Advisers Hedge Fund LLC

3027 E. Sunset Road, Suite 106

Las Vegas NV 89120

Phone: 800 256 1206

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 945353 10 3

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JK Advisers Hedge Fund LLC

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)    [_]

(b)    [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS*

OO: Funds invested by members of this limited liability company.

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)       [_]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of

7

SOLE VOTING POWER:  0

Shares Bene-

ficially Owned

8

SHARED VOTING POWER:  40,000,005

By each

Reporting

9

SOLE DISPOSITIVE POWER:  0

Person with

10

SHARED DISPOSITIVE POWER:  40,000,005

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000,005

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*      [_]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%

14

TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Security and Issuer

This statement relates to the common stock, $.001 par value (the "Common Stock") of Wave Uranium Holding, a Nevada corporation (the Company").  The Company's principal executive offices are located at 5348 Vegas Drive, Suite 228, Las Vegas, Nevada.

Item 2.

Identity and Background

(a)

This statement is filed by JK Advisers Hedge Fund LLC (“Reporting Person");

(b)

The address of the Reporting Person is 3027 E. Sunset Road, Suite 106, Las Vegas NV 89120, telephone 800 256 1206;

(c)

The Reporting Person is a private investment fund with less than 99 members. None of the members beneficially owns more than 10% of fund interests, and therefore none is entitled to receive or direct the receipt of dividends or direct the proceeds of sale of more than 5% of the common stock of the Company;

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)

The citizenship of the Reporting Person is not supplied because Reporting Person is not a natural person.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person obtained its investment capital from a private placement to its members. An affiliate of the Reporting Person, Panthera Advisers Bridge Fund LLC, also obtained its funds from a private placement. Another affiliate, Arrakis Financial, Inc., obtained its funds from personal investments. Another investor provided $195,000. The total funds provided by these persons is $500,000. These funds were loaned to Norman Maier and secured by a pledge of all of the common stock held by Mr. Maier. Mr. Maier used the $500,000 to purchase his shares of the Registrant. Mr. Maier’s purchase of his controlling interest was solely funded by this group, as disclosed in a Current Report on Form 8-K dated June 18, 2007 filed by the Registrant. The $500,000 was due on demand and the loan is now in default; therefore the Reporting Person and the other members of this group have the right to receive these shares now.

Further, Panthera loaned $51,000 to the Registrant secured by a pledge of the 40,000,005 shares held by Maier. The loan was due on September 30, 2007 but was extended until October 31, 2007 and Panthera loaned an additional $100,000. This loan and the pledge of the shares was disclosed in the Registrant’s Form 10-KSB for the year ended July 31, 2007. The loan is in default and Panthera has the right to the 40,000,005 shares by virtue of this default. Panthera also received a security interest on all the assets of the Registrant, and was to receive 51,000 shares of common stock on this loan, but the shares have not yet been received.

Item 4.

Purpose of Transaction

The original purpose for the provision of funds to Maier and to the Registrant was for investment. As of August 20, 2008 the Reporting Person desires to obtain control of the Registrant in order to realize the value of its investment.

(a)

The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

The Reporting Person has no plans for any extraordinary corporate action such as a merger, reorganization or disposition of securities of the issuer;

(c)

The Reporting Person does not currently plan to sell or transfer a material part of the assets of the Registrant or its subsidiaries, but may do so in order to realize value on its investment;

(d)

The Reporting Person intends to place its nominees as additional members of the Board of Directors;

(e)

The Reporting Person has no present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)

The Reporting  Person has no present  plans or proposals that relate to or would result in any other material  change in the issuer's business or corporate  structure, except as described above;

(g)

The Reporting Person has no present plans or proposals that relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

The Reporting Person has no present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

The Reporting Person has no present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

The Reporting Person has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial and direct owner of an aggregate of 40,000,005 shares of common stock of the Company and has shared voting and investment power with respect thereto. The Company had 74,952,810 shares of common stock outstanding according to its Form 10-Q dated April 30, 2008.  Based on that reported number of shares of common and preferred stock outstanding, the Reporting Person has beneficial ownership of approximately 53.4% of the outstanding shares of common.

(b)

The Reporting Person has shared power to vote or direct to vote and direct the disposition of 40,000,005 shares of common stock.

(c)

Not applicable.

(d)

The Reporting Person is a private investment fund with less than 99 members. None of the members beneficially owns more than 10% of fund interests, and therefore none is entitled to receive or direct the receipt of dividends or direct the proceeds of sale of more than 5% of the common stock of the Company. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above,  to the best knowledge of the Reporting  Person, there are no contracts, arrangements,  understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures,  loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom  such  contracts, arrangements, understandings or relationships have been entered into.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Secured Promissory Note dated July 26, 2007

Exhibit 2

Security Agreement of even date therewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2008

 /s/ Timothy S. Downer

Timothy S.Downer, Chief Financial Officer, JK Advisers LLC, managing member.